FAIRFAX News Release

Stock Symbol: FFH (TSX and NYSE)

TORONTO, May 27, 2003

FAIRFAX REPORTS SECOND QUARTER REALIZED GAINS
AND REVISES SECOND QUARTER EARNINGS RELEASE DATE

Fairfax Financial Holdings Limited advised that to date in the second quarter it has realized net pre-tax gains in the investment portfolios of its insurance, reinsurance and runoff companies aggregating in excess of $425 million, substantially all of which resulted from the sale of bonds.

After these gains, at current interest rates the total investment portfolio had an unrealized gain in excess of $400 million, compared to an unrealized gain of approximately $165 million at March 31, 2003. Fairfax may realize further gains in its investment portfolio during this quarter.

Fairfax will announce its second quarter results after the close of markets on July 31, 2003 (one day earlier than its previously announced date as a result of public holiday schedules) and will hold a conference call in the morning of the next business day to discuss those results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact:     Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946